TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD PROVIDES NOTICE OF SECOND QUARTER 2023 RESULTS
AND CONFERENCE CALL

Toronto, Ontario, July 10, 2023 - IAMGOLD Corporation (NYSE:IAG) (TSX:IMG) ("IAMGOLD" or the "Company") plans to release its second quarter 2023 operating and financial results after market hours on Thursday, August 10, 2023. Senior management will host a conference call to discuss the operating performance and financial results on Friday, August 11, 2023, at 8:30 a.m. ET.

Listeners may access the conference call via webcast or through the following dial-in numbers:

Toll free (North America): 1 (800) 319-4610

International: +1 (604) 638-5340

Webcast: www.iamgold.com

An online archive of the webcast will be available by accessing the Company's website at www.iamgold.com. A telephone replay will be available for one month following the call by dialing toll free 1 (800) 319-6413 within North America or +1 (604) 638-9010 from international locations and entering the passcode: 0315.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company is building the large-scale, long life Côté Gold project in Canada in partnership with Sumitomo Metal Mining Co. Ltd., which is expected to commence production in early 2024. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts in the Americas. IAMGOLD employs approximately 3,300 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

Toll-free: 1 888 464 9999

info@iamgold.com

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le www.iamgold.com/French/accueil/default.aspx.